

05040151

TATES
ANGE COMMISSION
D.C. 20549

VF 4-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlueLake Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pilot House - 5th Fl, Lewis Wharf
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Johns 617-854-3756 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires + Grupp, LLP
(Name – *if individual, state last, first, middle name*)

1410 Providence Highway (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2005
WASH. D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret SC Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlueLake Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE LAKE PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2004



QUIN, RICKARD, LIPSHIRES & GRUPP, LLP

Independent Auditor's Report

Board of Directors
Blue Lake Partners, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Blue Lake Partners, LLC as of December 31, 2004 and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of aggregate indebtedness and net capital, statement in lieu of computation for determination of reserve requirements, statement in lieu of reconciliation of computation of reserve requirements, statement in lieu of information relating to the possession of control requirements and statement of changes in liabilities subordinated to general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Lake Partners, LLC as of December 31, 2004, and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

February 12, 2005

Certified Public Accountants
1410 Providence Highway
Norwood, MA 02062

BLUE LAKE PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 35,416
Prepaid expenses	2,550
Total	37,966
Non-current assets:	
Property & equipment:	
Property & equipment	31,313
Accumulated depreciation	(23,073)
Total	8,240
Organization costs (net)	3,200
Total	$ 49,406

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 14,106
Total	14,106
Contingent liability (Note 6)	-
Member's Equity	35,300
Total	$ 49,406

See accompanying notes and accountant's report

BLUE LAKE PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Financial advisory fees	$ -
Success fees	-
Total revenues	-
Operating expenses:	
Professional services	25,336
Rent	22,842
Accounting and auditing	8,300
Travel, meals and entertainment	8,997
Employee benefits	4,953
Communications and data processing	6,300
Depreciation and amortization	6,043
Telephone	5,327
Advertising	5,170
Compliance fees	3,124
Dues and subscriptions	2,499
Supplies	1,900
Insurance	1,286
Taxes - other	861
Miscellaneous	657
Contributions	500
Postage	285
Stationery	171
Licenses and fees	168
Printing	114
Bank charges	83
Total operating expenses	104,916
Net loss for the year	(104,916)

See accompanying notes and accountant's report

BLUE LAKE PARTNERS, LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2004

Net loss for the year	$ (104,916)
Member's equity, beginning	130,216
Contributions	10,000
Member's equity, ending	$ 35,300

BLUE LAKE PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss for the year	($104,916)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	6,043
Change in cash flow due to changes in assets and liabilities	
Accounts payable and accrued expenses	7,806
NET CASH USED BY OPERATING ACTIVITIES	(91,067)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property & equipment	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions by member	10,000
NET DECREASE IN CASH	(84,067)
CASH AT BEGINNING OF YEAR	119,483
CASH AT END OF YEAR	$35,416

BLUE LAKE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Blue Lake Partners, LLC is a Delaware Limited Liability Company, taxed as a sole-proprietorship on an individual Member's tax return. The Company commenced operations April 2001 in its Boston headquarters and is a NASD registered broker dealer focused on mergers and acquisitions and private placement. Its clients and the related searches are performed throughout the country involving primarily the technology industry including the Semiconductor, Software, Enterprise Storage Networking and Communication sectors.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue recognition

Financial advisory fees are contractual in nature and most will provide for a non-refundable financial advisory fee that is recognized in accordance with contract terms. Such fees may reduce eventual success fees. The Company recognizes income from contracts that result in a successful effort, generally a percentage of the brokered transaction, when all conditions of the contract have been met. Certain related search fees are reimbursable under the terms of contracts, and such amounts are netted against travel and search costs. Non-reimbursed search costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2- PROPERTY & EQUIPMENT

Property and equipment are recorded at cost and depreciated under accelerated methods based on the estimated useful lives of the related assets. Furniture and fixtures are depreciated over a useful life of 7 years; computers, website and telephone equipment over 5 years; and software over 3 years.

Property and equipment are comprised as follows:

Website	$13,100
Computers	13,075
Software	2,452
Furniture & Fixtures	2,291
Telephone Equipment	395
	$ 31,313
Less: accumulated depreciation	23,073
	$ 8,240

3-ORGANIZATION COSTS

The partnership capitalized legal cost of $8,000 associated with formation. Organization costs are amortized on a straight-line basis over a five- year period. The amount charged to income for the current year is $1,600.

4-INCOME TAXES

The Company is a Limited Liability Company and has elected under the Internal Revenue Code to be taxed as a sole-proprietorship. In lieu of corporation income taxes, the individual member is taxed on Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

6-CONTINGENT LIABILITY

In November 2002 one of the Company's two members passed away. In March 2003 the Company entered into an agreement with the executor of the estate of the deceased member (Estate) whereby the Estate assigned and transferred to the Company its entire membership interest to the Company.

6-CONTINGENT LIABILITY (Continued)

As part of consideration for such transfer the Company agreed to split any future fees recognized from a specific contract. As there is no certainty as to either the possible outcome of that contract nor any amount that may occur in the future, no fee or other liability by the Company has been accrued on the Company's books related to this transaction.

7-CONCENTRATIONS OF RISK

The Company has, at times, cash balances at financial institutions which exceed federally insured limits.

8-RELATED PARTY TRANSACTIONS

Accounts payable and accrued expenses include $7,700 unreimbursed business expenses due to member as of December 31, 2004.

9-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $21,310, which was $16,310 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.7 to 1.

BLUE LAKE PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c 3-1 OF THE SECURITITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Aggregate Indebtedness:		
Total Aggregate indebtedness		$ 14,106
Net Capital:		
Total member's equity		35,300
Deductions:		
Prepaid expenses	$ 2,550	
Property and equipment, net	8,240	
Organization costs	3,200	13,990
Net capital		$ 21,310
Capital Requirements		
The larger of 6.67% of aggregate indebtedness (see note below) or	941	
Minimum dollar net capital requirement		5,000
Net capital in excess of requirement		16,310
Net capital as above		$ 21,310
Ratio of aggregate indebtedness to net capital		0.7

NOTE: The company is subject to the net capital rule of the Securities and Exchange Commission, which provides that aggregate indebtedness may not exceed fifteen times net capital.

Reconciliation of net capital to net capital on unaudited Part IIA FOCUS Report dated December 31, 2004

Net capital (line 10) unaudited FOCUS Report	$ 46,855
Less audit adjustments (net)	25,545
Adjusted net capital	$ 21,310

BLUE LAKE PARTNERS, LLC
STATEMENT IN LIEU OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c 3-3
DECEMBER 31, 2004

The Company did not maintain any customers' accounts,during the year;
accordingly, the Company is exempt under the provision of subparagraph K(2) (b) of Rule 15c 3-3.

BLUE LAKE PARTNERS, LLC
STATEMENT IN LIEU OF RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c 3-3 AND FOCUS REPORT
DECEMBER 31, 2004

The Company did not maintain any customers' accounts,during the year;
accordingly, the Company is exempt under the provision of subparagraph K(2) (b) of Rule 15c 3-3.

BLUE LAKE PARTNERS, LLC
STATEMENT IN LIEU OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c 3-3
DECEMBER 31, 2004

The Company did not maintain any customers' accounts,during the year;
accordingly, the Company is exempt under the provision of subparagraph K(2) (b) of Rule 15c 3-3.

BLUE LAKE PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2004

The Company had no changes in liabilities subordinated to General Creditors for the year ended December 31, 2004.

See accountant's report

 QUIN, RICKARD, LIPSHIRES & GRUPP, LLP

Independent Auditor's Report

Board of Directors
Blue Lake Partners, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Blue Lake Partners, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
1410 Providence Highway
Norwood, MA 02062

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

February 12, 2005